ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China
March 11, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Terence O’Brien; Ms. Melissa Rocha; Ms. Pam Long

Re:	Asia Pacific Wire & Cable Corporation Limited Amendment No. 5 to Form F-1, Filed on March 11, 2009 (File No. 333-153796) Request for Acceleration
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Asia Pacific Wire & Cable Corporation Limited (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 5:30 p.m. (EDT), on March 11, 2009, or as soon as practicable thereafter.
The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
Yuan Chun Tang
Chairman and Chief Executive Officer

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